July 8, 2025

Via Edgar Transmission

Kate Beukenkamp and Erin Jaskot

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Ga Sai Tong Enterprise Ltd Draft Registration Statement on Form F-1 Submitted May 28, 2025 CIK No. 0002064551

Dear SEC Officers:

On behalf of Ga Sai Tong Enterprise Ltd (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated June 25, 2025 with respect to the Draft Registration Statement on Form F-1, CIK No. 0002064551 (“F-1”), submitted on May 28, 2025 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the revised Form F-1 (the “Revised F-1”), filed concurrently with the submission of this letter in response to the Staff’s comments.

For the Staff’s convenience, the Staff’s comments have been stated below in its entirety, with the Company’s responses set out immediately underneath such comments.

Draft Registration Statement on Form F-1

Cover Page

1.	We note the discussion of your payment of dividends between you and your Hong Kong Operating Subsidiaries. Please state whether, in addition to dividends, there have been any transfers or distributions made to date between you and your subsidiaries or to investors, and quantify the amounts where applicable.

Response: In response to the Staff’s comment, the Company has added the relevant disclosures on the cover page, pages 3 and 40 of the Revised F-1 to clarify that during the years ended December 31, 2024 and 2023 and up to the date of the prospectus, no transfers or distributions have been made between the Company and its Hong Kong Operating Subsidiaries or to investors.

2.	Your disclosure addresses limitations and cash management policies relating to the ability of your subsidiaries to transfer cash between each other. Expand your disclosure here and in the prospectus summary to discuss whether there are limitations on the ability to transfer cash between you, your subsidiaries, and investors. Also disclose, if true, that you have no cash management policies that dictate how funds are transferred between you, your subsidiaries, and investors.

Response: In response to the Staff’s comment, the Company has added the relevant disclosures on the cover page pages 4 and 40 of the Revised F-1 to clarify that there is no limitation on the ability to transfer cash between the Company, its subsidiaries, and investors. The Company has no cash management policies that dictate how funds are transferred between the Company, its subsidiaries, and investors.

Prospectus Summary

Overview, page 1

3.	For balance and context, please revise your disclosure at the bottom of the page here discussing of revenues for the fiscal years ended December 31, 2024 and 2023, with disclosure of your net income for the same periods. Similarly, revise your Business section where the same statement appears.

Response: In response to the Staff’s comment, the Company has added the relevant disclosures on pages 1, 60 and 64 of the Revised F-1 to disclose that for each of the fiscal years ended December 31, 2024 and 2023, the Company’s net income was approximately US$0.8 million and US$0.5 million, respectively.

Corporate Structure, page 3

4.	Please revise your corporate structure diagram here and on page 53 to reflect pre- and post-offering ownership and voting percentages for each entity or individual reflected in the diagram. We note that the diagram currently presents what appears to be limited to pre- and post-offering ownership percentages.

Response: In response to the Staff’s comment, the Company has added the relevant disclosures on pages 3 and 53 of the Revised F-1 to disclose the pre- and post-offering ownership and voting percentages for each entity or individual reflected in the diagram.

Summary of Risk Factors, page 6

5.	Revise to discuss the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Include a cross-reference to each relevant individual detailed risk factor.

Response: In response to the Staff’s comment, the Company has added the relevant disclosures on pages 7 and 26 of the Revised F-1 to disclose that the PRC government may intervene or influence the Company’s operations at any time, which could result in a material change in its operations and/or the value of the securities the Company is registering for sale. Cross-references to each relevant individual detailed risk factors have also been added.

In light of recent events indicating greater oversight by the CAC..., page 27

6.	Please revise your disclosure to explain to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: In response to the Staff’s comment, the Company has added the relevant disclosures on page 28 of the Revised F-1 to disclose that the Company has not been involved in any investigations on cybersecurity or data security initiated by related governmental regulatory authorities, and it has not received any inquiry, notice, warning, or sanction in such respect. As such, the Company believes, and its PRC Counsel agrees, that the Company is compliant with the regulations or policies that have been issued by the CAC up to the date of the prospectus.

Industry Data and Forecasts, page 39

7.	Please revise this section to briefly state, as reflected elsewhere, that the Cundi Report was commissioned by the company.

Response: In response to the Staff’s comment, the Company has added the relevant disclosures on page 39 of the Revised F-1 to disclose that the Cundi Report was commissioned by the Company.

Management's Discussion and Analysis

Revenue, page 45

8.	We note the amount disclosed in the table for revenues during the year ended December 31, 2024 does not agree to the amount disclosed in the narrative section. Please revise.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosures on page 45 of the Revised F-1.

Management's Discussion and Analysis...

Bank borrowings, page 49

9.	We note your disclosure that as of December 31, 2024 your bank borrowings amounted to US$1.6 million across three disclosed term loans with various banks, including a $704,689 balance in connection with your term loan with Bank of Communication ("BOCOM"). Please consider Item 601(b)(10) of Regulation S-K and file any of the associated loan agreements as exhibits accordingly. We note that as of the fiscal year ended December 31, 2024, you have revenues of $2,276,017 and net income of $793,670 with $406,012 in cash. Additionally, please revise your risk factors as appropriate to discuss this liability as we note your MD&A section states that the bank borrowings are deemed current liabilities as they contain repayable on demand clauses.

Response: In response to the Staff’s comment, the Company has added the relevant disclosures on page 17 of the Revised F-1 to disclose a risk factor that the Company’s bank borrowings contain repayable on demand clause, which if the lender exercises the right, may materially and adversely affect the Company’s liquidity and financial conditions. The Company will file the three loan agreements as exhibits once it files the registration statement publicly.

Business

Our Competitive Strengths, page 61

10.	With an eye towards balance, please revise this section to briefly discuss not only your "Competitive Strengths" and "Growth Strategies" but also any challenges, competition or competitors, or other obstacles related to your business and operations. Revise your Prospectus Summary accordingly.

Response: In response to the Staff’s comment, the Company has added the relevant disclosures on pages 2 and 62 of the Revised F-1 to disclose the challenges, competition and obstacles of the Company.

General

11.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: In response to the Staff’s comment, the Company respectfully submits that there have been no written communications, as defined in Rule 405 under the Securities Act, that we, or anyone authorized to do so on our behalf, have presented to potential investors in reliance on Section 5(d) of the Securities Act.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com

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